UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
OMB APPROVAL
___________________________
 OMB Number 3235-0058
 Expires: March 31, 2006
 Estimated average burden
 hours per response .. 2.50
___________________________
SEC FILE NUMBER

___________________________
CUSIP NUMBER

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: April 17, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Restaurant Company

Full Name of Registrant

N/A

Former Name if Applicable

6075 Poplar Avenue, Suite 800

Address of Principal Executive Office (Street and Number)

Memphis, TN 38119

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the fiscal first quarter ended April 17, 2005 on a timely basis because the Registrant requires additional time to correct its financial statements regarding certain lease accounting issues and their application under generally accepted accounting principles. The Registrant’s Quarterly Report on Form 10-Q was due to be filed with the SEC on June 1, 2005, and the Registrant intends to file the Quarterly Report on Form 10-Q with the SEC on or before June 7, 2005.

To date, the Registrant has been unable to file its Annual Report on Form 10-K for the year ended December 26, 2004 due to an extensive review of the Registrant’s accounting practices, including but not limited to leases, discontinued operations and other matters, by the Registrants independent public accounting firm. The Registrant intends to file its Annual Report on Form 10-K as soon as practical, once final approval of the proposed restatement adjustments is received from the Registrant’s independent public accounting firm. After filing the Annual Report on Form 10-K, the Registrant intends to file its Quarterly Report on Form 10-Q as soon as practical.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael P. Donahoe, Executive Vice President and Chief Financial Officer	(901)	766-6400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 26, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

NEED AN EXPLANATION OF THE “YES” ANSWER.

Projected income for the first fiscal quarter ended April 17, 2005 is approximately $2,950,000 versus reported income for the first fiscal quarter ended April 18, 2004 of $954,000.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Restaurant Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael P. Donahoe
Michael P. Donahoe
Executive Vice President and Chief Financial Officer

Dated: June 1, 2005

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).